Registration No.





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K


(Mark One)

[X] Annual Report pursuant to Section 15(3) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1997

                                       OR

[__] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _________ to ____________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                             Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085

                          Audited Financial Statements
                           and Supplemental Schedules


                                  Mestek, Inc.
                             Retirement Savings Plan

                          Year ended December 31, 1997
                       with Report of Independent Auditors



                                                         Beginning     End
                                                          of Year      Of Year
Assets
             Total noninterest-bearing cash:
             Receivables:
             Employer contributions                         39,145    21,163
             Participant contributions                      86,194    48,719
             Income

             Other-Rollover
             Less allowance for doubtful accounts
             Total                                         125,339    69,882
             General Investments:
             Interest-bearing cash
             Certificates of deposit
             US Government securities
             Corporate Debt instruments:
             Preferred
             All other
             Corporate Stocks:
             Preferred

             Common
             Partnership/joint venture interests
             Real Estate:
             income-producing
             nonincome
             Loans:
             Residential
             Commercial
             Loans to Participants:
             Mortgages
             Other                                         215,274     274,105
             Other Loans
             Value of interest in trusts
             Value of interest in pooled
                  separate accounts                        854,599   1,569,781
             Value of interest in master trusts
             Value of interest in 103-12 investments
             Value of interest in registered
                  investment companies
             Value of funds in ins. Co. gen. Acct.       2,849,641   3,365,040
             Other
             Total                                       3,919,514   5,208,926
             Employer-related investments:
             Employer securities
             Employer real prop.
             Buildings
             Total Assets:                               4,044,853   5,278,808

             Liabilities
             Benefit claims payable
             Operating payables
             Acquisition indebtedness
             Other liabilities
             Total Liabilities                                  0           0
             Net Assets                                 4,044,853   5,278,808


             Income                                        Amount      Total
             Contributions:
             Received from:
             Employers                                    270,861
             Participants                                 627,574
             Rollovers                                      3,437
             Noncash contributions
             Total contributions                                       901,872
             Earnings on Investments:
             Interest:
             Interest-bearing cash
             Cert. Of deposit
             US Govt. securities
             Corp. debt
             Mortgage loans
             Employee loans                                19,228
             Other interest                               204,435
             Total interest:                                           223,663
             Dividends:

             Preferred stock
             Common stock
             Total dividends
             Rents:
             Net gain(loss) on sale of assets
             Aggregate proceeds
             Aggregate carry amt.
             Subtract carry from proceeds
             Unrealized appreciation (depr.) of assets
             Net investment gain(loss)
                     from collective trusts
             Net investment gain(loss)
                     from pooled accts                   282,923
             Net investment gain(loss)
                     from master trusts
             Net investment gain(loss)
                     from 103-12 investment
             Net investment gain(loss)
                     from registered inv. co.
             Other income
             Total income                                           1,408,458
             Expenses
             Benefit payments:
             Directly to participants                     170,893
             To insurance carriers
             Other
             Total payments                                           170,893
             Interest expense:
             Admin exp.:
             Salaries and allowances
             Accounting fees

             Actuarial fees
             Contract admin. Fees
             Invst. Advisory & mgmt.
             Legal
             Valuation/appraisal
             Trustee fees/expenses
             Other                                       3,610
             Total admin. Expenses                                      3,610
             Total Expenses                                           174,503
             Net income (loss)                                      1,233,955
             Transfers to (from) the plan
             Net assets at beginning of year                        4,044,853
             Net assets at end of year                              5,278,808

                                   SIGNATURES




         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           MESTEK, INC.
                                           RETIREMENT SAVINGS PLAN



Date:  June 30, 1999                /s/
                            Name:   Jack E. Nelson
                            Title:  Vice President-Human Resources

               Consent of Grant Thornton LLP, Independent Auditors




We consent to the inclusion of our report with respect to the financial statements and schedules of the Mestek, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




Boston, Massachusetts
June 30, 1999